UNITED STATES

SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.  4)*

SIMON WORLDWIDE, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

828 815 100

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies

9130 West Sunset Boulevard

Los Angeles, California 90069

(310) 228-2894

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald W. Burkle

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 37,940,756 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 37,940,756 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,940,756 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.0% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OA3, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 37,940,756 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 37,940,756 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,940,756 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.0% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Multi-Accounts, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 37,940,756 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 37,940,756 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,940,756 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.0% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Overseas Toys, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 37,940,756 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 37,940,756 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,940,756 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.0% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

Item 1.        Security and Issuer

Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

This Amendment No. 4 to the Statement on Schedule 13D (this “Amendment No. 4”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 19, 1999, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on July 14, 2000, Amendment No. 2 to the Schedule 13D filed with the SEC on April 18, 2005, and Amendment No. 3 to the Schedule 13D filed with the SEC on September 24, 2008 (as so amended, the “Schedule 13D”) and relates to the common stock, $0.01 par value per share (the “Common Stock”), of Simon Worldwide, Inc. (formerly, Cyrk, Inc.), a Delaware corporation (“Simon”).  The principal executive offices of Simon are located at 5200 W. Century Boulevard, Los Angeles, California 90045.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 4) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 3.        Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to add the following information:

The total amount of funds that would be required by Overseas Toys to purchase all of the shares of Common Stock subject to the proposed Qualified Offer described in Item 4, assuming that (i) the proposed Qualified Offer is commenced, (ii) that the offer price is equal to the $0.25 per share of Common Stock proposed by Overseas Toys and (iii) that all shares of Common Stock subject to the proposed Qualified Offer are tendered in accordance with the requirements thereof, is estimated to be approximately $3,167,781.  The proposed Qualified Offer would not be conditioned upon Overseas Toys entering into any financing arrangements.  Assuming the proposed Qualified Offer is commenced, Overseas Toys anticipates that it will obtain all funds required for the consummation of such proposed Qualified Offer from Ronald Burkle, an affiliate of Overseas Toys, whom Overseas Toys anticipates will (i) obtain such amounts from personal funds and (ii) contribute such funds to Overseas Toys as a capital contribution.

Item 4.        Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the following information:

On October 13, 2010, Overseas Toys delivered to Simon’s Board of Directors (the “Board of Directors”) the letter attached hereto as Exhibit 99.8.  In the letter, Overseas Toys announced its intent to commence a Qualified Offer to acquire all of the outstanding shares of Common Stock not owned by Overseas Toys at a purchase price of $0.25 per share.  The letter requests that, pursuant to the provisions of Section 5.06(c) of the Recapitalization Agreement, the Board of Directors and the Independent Directors approve the Liquidation Value (as defined in the Recapitalization Agreement) of $11,841,000, which was used in determining the per share purchase price for the Common Stock reflected in the letter.

Overseas Toys proposes to make a Qualified Offer in accordance with the requirements of the Recapitalization Agreement and Article XII of the Amended Charter.  Accordingly, the proposed Qualified Offer would not be subject to any financing or due diligence contingencies or to any other conditions other than those that are reasonable and customary for similar transactions; provided, that the Board of Directors and the Independent Directors approve Overseas Toys’ proposed Liquidation Value within the time period specified in the Recapitalization Agreement.  The proposed Qualified Offer will be subject to compliance with all applicable federal and state laws and regulatory requirements.

There can be no assurance that the proposed Qualified Offer will be commenced by Overseas Toys or, if commenced, will be successfully consummated.  The letter and the foregoing summarize Overseas Toys’ current intentions only and should not be construed as an offer to purchase any shares of Common Stock.  If there is mutual agreement as to the Liquidation Value and the other terms of the offer, the proposed Qualified Offer would only be commenced by means of a tender offer statement to the holders of Common Stock and Overseas Toys’ filing of a Schedule TO with the Securities and Exchange Commission.

The letter provides that until such time as a Qualified Offer commences (in which case the terms of such Qualified Offer will govern Overseas Toys’ actions with respect thereto), Overseas Toys reserves all rights it currently may have to make or support other proposals, including, without limitation, liquidation of Simon or the declaration of an extraordinary dividend (either before or after a Qualified Offer is consummated), or to otherwise take actions that may involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  If a Qualified Offer is consummated, whether all or any shares of Common Stock are tendered by the shareholders for purchase in connection therewith, the Article XII Effective Period will terminate in accordance with the provisions of the Amended Charter, and all of the provisions of Article XII of the Amended Charter, other than Section 1 thereof, will terminate in their entirety and be of no further force or effect.  Accordingly, the special minority protection rights established in the Amended Charter in connection with the Recapitalization Agreement that are described above in this Item 4 would expire upon consummation of a Qualified Offer.

Item 5.    Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

(a) As described above in Items 3 and 4, upon the filing of the Amended Charter with the Secretary of State of the State of Delaware on September 18, 2008, all of the issued and outstanding shares of Simon’s Preferred Stock held by Overseas Toys were automatically converted into an aggregate of 37,940,756 shares of Common Stock, which, as of October 14, 2010, represent 75.0% of the issued and outstanding shares of Common Stock (based upon the 50,611,879 shares of Common Stock reported as being issued and outstanding as set forth in Simon’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2010).  According to the Current Report on Form 8-K filed by Simon on April 30, 2010, on April 26, 2010, Simon repurchased 3,589,201 shares of its Common Stock previously owned by Everest Special Situations Fund L.P., which repurchase resulted in an increase in Overseas Toys’ percentage ownership of the issued and outstanding shares of Common Stock from 70.0% to 75.0%.  Overseas Toys is the direct beneficial owner of all of the Common Stock owned by the Reporting Persons.

By virtue of the relationships described in Item 2(a) and in Item 5(b) of the Schedule 13D, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Overseas Toys.  Each Reporting Person other than Overseas Toys disclaims any such ownership (except to the extent of its pecuniary interest therein), and the filing of this Schedule 13D shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

Item 7.    Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended to add a reference to a new Exhibit 99.8 as follows:

Exhibit 99.8            Letter, dated October 13, 2010, to the Board of Directors of Simon Worldwide, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 14, 2010

OVERSEAS TOYS, L.P.
By: Multi-Accounts, LLC
Its: General Partner

By: OA3, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Its: Managing Member

MULTI-ACCOUNTS, LLC
By: OA3, LLC
Its: Managing Member

	By:	/s/ Ronald W. Burkle
Its: Managing Member

OA3, LLC
By:	/s/ Ronald W. Burkle
Its: Managing Member

/s/ Ronald W. Burkle
Ronald W. Burkle

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

Exhibit 99.8	Letter, dated October 13, 2010, to the Board of Directors of Simon Worldwide, Inc.